HAROLD C. LEWIS

President & CEO | Professional Sports Agent | Athlete Representative | Sports Business Executive

EXECUTIVE PROFILE

Harold C. Lewis is a veteran sports executive, entrepreneur, and professional athlete representative with more than four decades of experience in professional sports management. He is the Founder, President and CEO of National Sports Agency (NSA), a sports representation and marketing firm established in the early 1980s.

Lewis has served as an NFLPA Certified Contract Advisor since 1984 and has represented professional football players in contract negotiations, free agency, endorsements, marketing, investments, public relations, and post-career planning.

PROFESSIONAL EXPERIENCE

NATIONAL SPORTS AGENCY — Founder, President & CEO | 1982–Present

- Founded and continues to lead National Sports Agency, a professional athlete representation and sports marketing organization.
- Provides professional athlete representation, contract negotiation, free-agent representation, and career management.
- Advises athletes regarding team opportunities, endorsements, marketing, investments, and long-term professional development.
- Represents both established players and undrafted/free-agent athletes, with an emphasis on individualized representation.
- Built the agency through long-term relationships, referrals, and athlete-to-athlete recommendations.
- Maintains relationships with NFL organizations, coaches, executives, personnel, athletes, and their families.

NATIONAL STUDIOS INC. — President | 1984–2007

- Led company operations, management, strategic development, and business growth for more than two decades.
  - Successfully transitioned ownership through the company's sale in 2007.

SELECTED PROFESSIONAL ATHLETE REPRESENTATION

- **Trey Hendrickson — Defensive End:** National Sports Agency client and established NFL defensive lineman.
- **Marquez Valdes-Scantling — Wide Receiver:** NFL wide receiver and National Sports Agency client.
- **Derick Hall — Defensive End:** NFL defensive end represented by National Sports Agency.
- **Matt Hibner — Tight End:** 2026 NFL Draft selection represented by National Sports Agency.
- **Kevin Coleman — Wide Receiver:** 2026 NFL Draft selection represented by National Sports Agency.

SUPER AGENT — SPIKE TV | 2005

Harold Lewis was a featured NFL agent on the Spike TV reality series *Super Agent*, which followed nine sports agents competing for the opportunity to represent USC All-American defensive lineman Shaun Cody. Lewis won the competition and became Cody's agent. The series ran for eight episodes and culminated around the 2005 NFL Draft.

PROFESSIONAL ATHLETIC CAREER

NEW YORK METS — Professional Baseball Player | 1979

Signed as a free agent with the New York Mets after a collegiate baseball career at the University of Tampa.

EDUCATION

University of Tampa — Bachelor of Science (B.S.) | Baseball Scholarship | Collegiate Baseball Athlete

PROFESSIONAL CERTIFICATIONS

- NFLPA Certified Contract Advisor — Since 1984
- NFL Certified Agent
- CFL Certified Agent

AREAS OF EXPERTISE

Professional Sports	NFL & CFL Player Representation; Athlete Management; Free-Agent Representation; Contract Negotiations; Player Recruitment

Business	Entrepreneurship; Business Development; Strategic Partnerships; Relationship Management; Marketing; Endorsements
Athlete Services	Contract Negotiation; Investment Guidance; Public Relations; Post-Career Planning; Career Transition

CAREER HIGHLIGHTS

- 40+ years in professional sports representation and business leadership.
- Founder and longtime President of National Sports Agency.
- NFLPA Certified Contract Advisor since 1984.
- Former professional baseball player and New York Mets free-agent signee.
- Winner of Spike TV's *Super Agent* competition to represent Shaun Cody.
- Represents current and recent NFL talent, including Trey Hendrickson, Marquez Valdes-Scantling and Derick Hall, plus 2026 draft selections Matt Hibner and Kevin Coleman.
- Built National Sports Agency into a long-standing professional sports representation firm.

PROFESSIONAL PHILOSOPHY

“The Best On The Field Deserve The Best Off The Field.”

PERSONAL

Married: Jill Lewis | Daughters: Allyson Lewis and Hannah Lewis

SELECTED SOURCES

NFL Players Association; Sports Business Journal; IMDb; National Sports Agency; publicly available NFL and industry records.